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                                                                     Exhibit 4.3



                            [SHAWMUT CAPITAL LETTERHEAD]



September 8, 1995


Ms. Theresa Carlise
National Record Mart, Inc.
507 Forest Avenue
Pittsburgh, PA 15106


Dear Theresa,

Reference is made to the Loan and Security Agreement (the "Loan Agreement") dated June 11, 1993, by and between National Record Mart, Inc. ("the Borrower"), and Shawmut Capital Corp., (f/k/a Barclays Business Credit, Inc.) ("the Lender"), together with all documents, instruments, mortgages and letters executed pursuant thereto (collectively the "Financing Agreements"). All capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Financing Agreements unless indicated otherwise.

The Loan Agreement is hereby amended by adding the following to the end of
Section 3.1(A) INTEREST:

         "Notwithstanding the above, interest on any Prime Loan with a balance of less than zero at the end of any day, at a time when all loans in total are greater than zero, shall accrue at a fluctuating rate per annum equal to three percent (3%) below the Base Rate."

Except as expressly provided herein, all of the representations, warranties, terms, covenants and conditions contained in the Financing Agreements shall remain unamended and shall continue to be and shall remain in full force and effect in accordance with their respective terms. The agreements set forth herein shall be limited precisely as provided for herein and shall not be deemed an amendment to or modification of any other term or provision of the Financing Agreements.

Please indicate your agreement with the above by signing one of the enclosed originals and returning it to the Lender's attention via express mail. This agreement shall not be binding on the Lender until such time as a fully executed original of this letter is received by the Lender.


Sincerely,


/s/ Timothy G. Johnson


Concur:  /s/ Theresa Carlise
National Record Mart, Inc.